Via Facsimile and U.S. Mail
Mail Stop 6010

December 27, 2006

Mr. Randall V. Becker
Chief Financial Officer
The Commerce Group, Inc.
211 Main Street
Webster, MA 01570

Re: Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 001-13672

Dear Mr. Becker,

    We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief